                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form 11-K



  X            ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
-------
               SECURITIES EXCHANGE ACT OF 1934

               For the year ended December 31, 1998

                         OR

_______        TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

               SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ____ to ____


Commission file number 1-4448

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Baxter International Inc.
                              One Baxter Parkway
                              Deerfield, IL 60015
                                (847) 948-2000

                   BAXTER INTERNATIONAL INC.
                       AND SUBSIDIARIES
                   INCENTIVE INVESTMENT PLAN
                   -------------------------

                   FINANCIAL STATEMENTS AND
                    SUPPLEMENTAL SCHEDULES
                    ----------------------

                   DECEMBER 31, 1998 AND 1997
                   --------------------------

                  BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                           INCENTIVE INVESTMENT PLAN
                           -------------------------

                         INDEX TO FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES
                          --------------------------

                                                                  Page
                                                                  ----
Financial Statements:

 Report of Independent Accountants                                   1

 Statement of Net Assets Available for
   Benefits, with Fund Information, as of
   December 31, 1998 and 1997                                      2-3

 Statement of Changes in Net Assets Available
   for Benefits, with Fund Information, for the
   years ended December 31, 1998 and 1997                          4-5

Notes to Financial Statements                                     6-10

Supplemental Schedules:*

 Schedule I: Schedule of Assets Held for Investment Purposes as of December 31, 1998
 Schedule II: Schedule of Reportable Transactions for the year ended December 31, 1998


*Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants
                       ---------------------------------

June 25, 1999

To the Administrative Committee of
 the Baxter International Inc. and
 Subsidiaries Incentive Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998 and Reportable Transactions for the year ended December 31, 1998 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                     Baxter International Inc Subsidiaries
                           Incentive Investment Plan
                           -------------------------

     Statement of Net Assets Available for Benefits, with Fund Information
                            As of December 31, 1998
                            -----------------------

                                                                          Fund Information
                                           ----------------------------------------------------------------------------

                                              Stable          Baxter                         General        Allegiance
                                              Income       Common Stock      Composite       Equity           Stock
                                               Fund            Fund            Fund           Fund            Fund
Assets:
Investments, at fair value:

  Cash and cash equivalents                $ 56,212,494    $  2,853,826    $  4,426,287    $  2,643,256    $    463,555
  Common stock                                        -     102,763,156     175,792,634     233,668,668      27,949,729
  Fixed income securities                             -               -      88,132,272               -               -
  Commingled funds                                    -               -               -               -               -
  Participant loans                                   -               -               -               -               -
                                           ------------    ------------    ------------    -----------     ------------
                                             56,212,494     105,616,982     268,351,193     236,311,924      28,413,284
                                           ------------    ------------    ------------    -----------     ------------
Group annuity and fixed
 income securities, at cost
 plus accrued interest                      409,911,438               -               -               -               -
                                           ------------    ------------    ------------    -----------     ------------

                                            466,123,932     105,616,982     268,351,193     236,311,924      28,413,284
                                           ------------    ------------    ------------    -----------     ------------
Receivables:
  Dividend and interest                         225,986         523,743       1,312,703         381,001          33,760
  Due from brokers for securities sold                -               -       1,616,273       2,142,501               -
                                           ------------    ------------    ------------    -----------     ------------
                                            466,349,918     106,140,725     271,280,169     238,835,426      28,447,044
                                           ------------    ------------    ------------    -----------     ------------
Liabilities
-----------

Accounts payable                              1,538,752          22,986         575,442         290,531           6,725
Due to brokers for securities purchased               -               -         685,800         909,086               -

                                           ------------    ------------    ------------    ------------    ------------
Net assets available for benefits          $464,811,166    $106,117,739    $270,018,927    $237,635,809    $ 28,440,319
                                           ============    ============    ============    ============    ============


                                                                 Fund Information
                                           --------------------------------------------------------------
                                                           International
                                              S&P 500          EAFE
                                           Equity Index    Equity Index        Loan            Total
                                               Fund            Fund            Fund
Assets:
Investments, at fair value:

  Cash and cash equivalents                $    238,201    $     12,557               -    $   66,850,176
  Common stock                                        -               -               -       540,174,187
  Fixed income securities                             -               -               -        88,132,272
  Commingled funds                          159,064,206      14,907,445               -       173,971,651
  Participant loans                                   -               -    $ 27,912,005        27,912,005
                                           ------------    ------------    ------------    --------------
                                            159,302,407      14,920,002      27,912,005       897,040,291
                                           ------------    ------------    ------------    --------------
Group annuity and fixed
 income securities, at cost
 plus accrued interest                                -               -               -       409,911,438

                                           ------------    ------------    ------------    --------------
                                            159,302,407      14,920,002      27,912,005     1,306,951,729
                                           ------------    ------------    ------------    --------------
Receivables:
  Dividend and interest                               -               -               -         2,477,193
  Due from brokers for securities sold                -               -               -         3,758,774
                                           ------------    ------------    ------------    --------------
                                            159,302,407      14,920,002      27,912,005     1,313,187,696
                                           ------------    ------------    ------------    --------------
Liabilities
-----------

Accounts payable                                303,429             571               -         2,738,436
Due to brokers for securities purchased               -               -               -         1,594,886

                                           ------------    ------------    ------------    --------------
Net assets available for benefits          $158,998,978    $ 14,919,431    $ 27,912,005    $1,308,854,374
                                           ============    ============    ============    ==============

  The accompanying notes are an integral part of these financial statements.

                   Baxter International Inc and Subsidiaries
                           Incentive Investment Plan
                           -------------------------

     Statement of Net Assets Available for Benefits, with Fund Information
                            As of December 31, 1997
                            -----------------------

                                                                                         Fund
                                                                                      Information
                         ----------------------------------------------------------------------------------------------

                            Stable           Baxter                             General          Allegiance
                            Income        Common Stock        Composite         Equity              Stock
                             Fund             Fund              Fund             Fund               Fund
Assets:
Investments, at fair
 value:

       Cash and cash
       equivalents        $  2,180,507     $  4,355,140      $ 11,273,983     $ 12,278,222      $   205,747
       Common stock                  -      100,322,407       159,480,862      211,404,864       11,985,990
       Fixed income
       securities                    -                -        72,851,371        9,940,177                -
       Commingled
       funds                         -                -                 -                -                -
       Participant
       loans                         -                -                 -                -                -
                         -------------     ------------      ------------     ------------      -----------

                             2,180,507      104,677,547       243,606,216      233,623,263       12,191,737
                         -------------     ------------      ------------     ------------      -----------

Group annuity and
 fixed income
 securities,
  at cost plus
   accrued interest        402,307,650                -                 -                -                -
                         -------------     ------------      ------------     ------------      -----------

                           404,488,157      104,677,547       243,606,216      233,623,263       12,191,737
                         -------------     ------------      ------------     ------------      -----------

Receivables:
       Dividend and
       interest                  6,821          636,395         1,431,264          575,022           34,932
       Due from
       brokers for
       securities
       sold                          -                -           574,628          661,662                -
                         -------------     ------------      ------------     ------------      -----------
                           404,494,978      105,313,942       245,612,108      234,859,947       12,226,669
                         -------------     ------------      ------------     ------------      -----------

Liabilities
-----------

Accounts payable             1,522,686           (3,739)          227,884          724,979            2,224
Due to brokers for
 securities purchased                -                -           547,665          725,974                -
                         -------------     ------------      ------------     ------------      -----------

Net assets available
 for benefits             $402,972,292     $105,317,681      $244,836,559     $233,408,994      $12,224,445
                         =============     ============      ============     ============      ===========





                          ---------------------------------------------------
                                           International
                             S&P 500           EAFE
                           Equity Index    Equity Index         Loan             Total
                               Fund            Fund             Fund
Assets:
Investments, at fair
 value:

       Cash and cash
       equivalents          $    51,339                -               -     $   30,344,938
       Common stock                   -                -               -        483,194,123
       Fixed income
       securities                     -                -               -         82,791,548
       Commingled
       funds                 95,790,906      $11,432,283               -        107,223,189
       Participant
       loans                          -                -     $29,059,790         29,059,790
                         --------------      -----------     -----------      -------------

                             95,842,245       11,432,283      29,059,790        732,613,588
                         --------------      -----------     -----------      -------------

Group annuity and
 fixed income
 securities,
  at cost plus
   accrued interest                   -                -               -        402,307,650
                         --------------      -----------     -----------      -------------

                             95,842,245       11,432,283      29,059,790      1,134,921,238
                         --------------      -----------     -----------      -------------

Receivables:
       Dividend and
       interest                       -                -               -          2,684,434
       Due from
       brokers for
       securities
       sold                           -                -               -          1,236,290
                         --------------      -----------     -----------      -------------
                             95,842,245       11,432,283      29,059,790      1,138,841,962
                         --------------      -----------     -----------      -------------

Liabilities
-----------

Accounts payable                 51,838           22,196               -          2,548,068
Due to brokers for
 securities
  purchased                           -                -               -          1,273,639
                         --------------      -----------     -----------      -------------

Net assets available
 for benefits               $95,790,407      $11,410,087     $29,059,790     $1,135,020,255


The accompanying notes are an integral part of these financial statements.

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan
                           -------------------------

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                     For the year ended December 31, 1998
                     ------------------------------------

                                                                                      Fund Information
                        -------------------------------------------------------------------------------------------------------

                            Stable            Baxter                              General         Allegiance         S&P 500
                            Income         Common Stock        Composite          Equity            Stock         Equity Index
                             Fund              Fund              Fund              Fund              Fund             Fund
Additions to net
 assets attributed
 to:

Investment income:
      Interest             $ 28,178,848     $    154,695      $  5,923,834      $    955,485      $    17,303                 -
      Dividends                       -        2,003,957         2,749,954         3,645,289          129,601                 -
      Net
      appreciation
      in fair value                   -       25,692,869        26,040,931        31,328,740       18,063,713      $ 31,550,951
      of assets
                        ---------------     ------------      ------------      ------------     ------------       -----------
                             28,178,848       27,851,521        34,714,719        35,929,514       18,210,617        31,550,951
                        ---------------     ------------      ------------      ------------     ------------       -----------


Contributions:
      Loan                    6,312,829        2,709,888         2,282,734         1,787,521            1,736         1,667,248
      repayments
      Employer                5,110,458        2,992,300         3,062,384         2,279,115                -         2,589,459
      contributions
      Employee               10,768,169        2,249,356         7,047,482        11,465,522                -         7,788,523
      contributions
                        ---------------     ------------      ------------      ------------     ------------       -----------
                             22,191,456        7,951,544        12,392,600        15,532,158            1,736        12,045,230
                        ---------------     ------------      ------------      ------------     ------------       -----------

Transfers from
 other plans                  1,899,270          267,351         5,645,107         7,483,048                -         5,151,919
                        ---------------     ------------      ------------      ------------     ------------       -----------

Total additions              52,269,574       36,070,416        52,752,426        58,944,720       18,212,353        48,748,100
                        ---------------     ------------      ------------      ------------     ------------       -----------

Deductions from net
 assets attributed to:

Benefits paid                29,768,943        6,351,401        14,078,402        16,515,177        1,084,637         9,436,505
Loans issued                  5,277,755        2,032,401         2,110,950         1,645,251          168,182         1,629,460
Plan expenses                 2,060,407          308,123         1,248,825         1,419,883           94,836           361,785
                        ---------------     ------------      ------------      ------------     ------------       -----------

Total deductions             37,107,105        8,691,925        17,438,177        19,580,311        1,347,655        11,427,750
                        ---------------     ------------       -----------      ------------     ------------       -----------

Net increase prior to
 interfund transfers         15,162,469       27,378,491        35,314,249        39,364,409       16,864,698        37,320,350

Interfund
 transfers                   46,676,405      (26,578,433)      (10,131,881)      (35,137,594)        (648,824)       25,888,221
                        ---------------     ------------       ------------     ------------     ------------       -----------

Net increase
 (decrease)                  61,838,874          800,058        25,182,368         4,226,815       16,215,874        63,208,571
Net assets
 available for
 benefits:
      Beginning of
      year                  402,972,292      105,317,681       244,836,559       233,408,994       12,224,445        95,790,407
                        ---------------     ------------       -----------      ------------     ------------       -----------
      End of year          $464,811,166     $106,117,739      $270,018,927      $237,635,809      $28,440,319      $158,998,978
                        ===============     ============      ============      ============     ============       ===========

                        -----------------------------------------------------
                          International
                               EAFE
                           Equity Index          Loan              Total
                               Fund              Fund

Additions to net
 assets attributed
 to:

Investment income:
      Interest                         -     $  2,617,036      $   37,847,201
      Dividends                        -                -           8,528,801
      Net
      appreciation
      in fair value
      of assets              $ 2,227,643                -         134,904,847
                        ----------------    -------------     --------------
                               2,227,643        2,617,036         181,280,849
                        ----------------    -------------     ---------------


Contributions:
      Loan
      repayments                 180,700      (14,942,656)                  -
      Employer
      contributions              408,140                -          16,441,856
      Employee
      contributions            1,199,459                -          40,518,511
                        ----------------    --------------    ---------------
                               1,788,299      (14,942,656)         56,960,367
                        ----------------    -------------     ---------------

Transfers from
 other plans                     860,347                -          21,307,042
                        ----------------    --------------    ---------------

Total additions                4,876,289      (12,325,620)        259,548,258
                        ----------------    --------------    ---------------

Deductions from net
 assets attributed to:

Benefits paid                  1,069,622        1,828,035          80,132,722
Loans issued                     141,871      (13,005,870)                  -
Plan expenses                     87,558                -           5,581,417
                        ----------------    -------------     ---------------

Total deductions               1,299,051      (11,177,835)         85,714,139
                        ----------------    -------------     ---------------

Net increase prior to
 interfund transfers           3,577,238       (1,147,785)        173,834,119

Interfund
 transfers                       (67,894)               -                   -
                        ----------------    -------------     ---------------

Net increase
 (decrease)                    3,509,344       (1,147,785)        173,834,119
Net assets
 available for
 benefits:
      Beginning of
      year                    11,410,087       29,059,790       1,135,020,255
                        ----------------   --------------     ---------------
      End of year            $14,919,431     $ 27,912,005      $1,308,854,374
                        ================   ==============     ===============

  The accompanying notes are an integral part of these financial statements.

                  Baxter International Inc. and Subsidiaries
                           Incentive Investment Plan
                           -------------------------

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                     For the year ended December 31, 1997
                     ------------------------------------

                                                                                 Fund Information
                                             ---------------------------------------------------------------------------------------

                                               Stable         Baxter                        General       Allegiance      S&P 500
                                               Income      Common Stock    Composite        Equity          Stock       Equity Index
                                                Fund           Fund          Fund            Fund           Fund            Fund
Additions to net assets attributed to:

Investment income:
       Interest                            $ 28,144,140   $    176,418   $  4,038,737   $  1,090,644   $     14,236              -
       Dividends                                      -      2,176,594      2,374,095      3,147,057        143,273              -
       Net appreciation
       in fair value of assets                        -     18,189,607     41,239,800     52,204,258      2,704,303   $ 19,798,119
                                          -------------   ------------   ------------   ------------   ------------   ------------
                                             28,144,140     20,542,619     47,652,632     56,441,959      2,861,812     19,798,119
                                          -------------   ------------   ------------   ------------   ------------   ------------


Contributions:
       Loan repayments                        6,645,537      2,831,038      1,542,604      2,044,847              -      1,000,912
       Employer contributions                 5,025,766      3,152,669      1,995,587      2,645,313              -      1,697,251
       Employee contributions                12,158,515      2,051,832      7,751,069     10,274,674              -      6,167,166
                                           ------------   ------------   ------------   ------------   ------------   ------------
                                             23,829,818      8,035,539     11,289,260     14,964,834              -      8,865,329
                                           ------------   ------------   ------------   ------------   ------------   ------------

Transfers from other plans:                   4,507,796        901,161      4,457,970      5,909,402              -      4,207,626
                                           ------------   ------------   ------------   ------------   ------------   ------------

Total additions                              56,481,754     29,479,319     63,399,862     77,316,195      2,861,812     32,871,074
                                           ------------   ------------   ------------   ------------   ------------   ------------

Deductions from net assets attributed to:

Benefits paid                                35,186,418      6,670,504     10,643,589     14,108,944        771,313      4,098,352
Loans issued                                  5,225,316      2,153,554      1,608,332      2,131,976        173,016        972,576
Plan expenses                                 1,878,181        169,553      1,109,770      1,666,843         28,923        153,025
                                           ------------   ------------   ------------   ------------   ------------   ------------

Total deductions                             42,289,915      8,993,611     13,361,691     17,907,763        973,252      5,223,953
                                           ------------   ------------   ------------   ------------   ------------   ------------

Net increase prior to interfund transfers    14,191,839     20,485,708     50,038,171     59,408,432      1,888,560     27,647,121


Interfund transfers                         (22,590,857)    (4,182,787)    21,531,136    (13,592,109)      (827,366)    20,026,068
                                           ------------   ------------   ------------   ------------   ------------   ------------

Net increase (decrease)                      (8,399,018)    16,302,921     71,569,307     45,816,323      1,061,194     47,673,189
Net assets available for benefits:
   Beginning of year                        411,371,310     89,014,760    173,267,252    187,592,671     11,163,251     48,117,218
                                           ------------   ------------   ------------   ------------   ------------   ------------
   End of year                             $402,972,292   $105,317,681   $244,836,559   $233,408,994   $ 12,224,445   $ 95,790,407
                                           ============   ============   ============   ============   ============   ============

                                                 Fund Information
                                           ---------------------------
                                           International
                                               EAFE
                                           Equity Index       Loan             Total
                                               Fund           Fund
Additions to net assets attributed to:

Investment income:
       Interest                                       -   $  2,638,715   $   36,102,890
       Dividends                                      -              -        7,841,019
       Net appreciation
       in fair value of assets             $     10,033              -      134,146,120
                                           ------------   ------------   --------------
                                                 10,033      2,638,715      178,090,029
                                           ------------   ------------   --------------


Contributions:
       Loan repayments                          146,848    (14,211,786)               -
       Employer contributions                   357,563              -       14,874,149
       Employee contributions                 1,348,271              -       39,751,527
                                           ------------   ------------   --------------
                                              1,852,682    (14,211,786)      54,625,676
                                           ------------   ------------   --------------

Transfers from other plans:                   1,420,428        586,911       21,991,294
                                           ------------   ------------   --------------

Total additions                               3,283,143    (10,986,160)     254,706,999
                                           ------------   ------------   --------------

Deductions from net assets attributed to:
Benefits paid                                   593,999      3,114,377       75,187,496
Loans issued                                    162,205    (12,426,975)               -
Plan expenses                                    25,433              -        5,031,728
                                           ------------   ------------   --------------

Total deductions                                781,637     (9,312,598)      80,219,224
                                           ------------   ------------   --------------

Net increase prior to
 interfund transfers                          2,501,506     (1,673,562)     174,487,775

Interfund transfers                            (364,085)             -                -
                                           ------------   ------------   --------------

Net increase (decrease)                       2,137,421     (1,673,562)     174,487,775
Net assets available for benefits:
   Beginning of year                          9,272,666     30,733,352      960,532,480
                                           ------------   ------------   --------------
   End of year                             $ 11,410,087   $ 29,059,790   $1,135,020,255
                                           ============   ============   ==============


  The accompanying notes are an integral part of these financial statements.

                  BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                           INCENTIVE INVESTMENT PLAN
                           -------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN
----------------------------------------

The following brief description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions up to 12% of their eligible annual compensation within certain limitations. The Plan sponsor, Baxter International Inc. ("Baxter"), matches contributions of their respective employees up to a maximum of 3% of compensation. Participant contributions are fully vested at all times. Vesting in the Plan sponsor matching contributions is based on years of continuous service. A participant vests in annual increments of 20% and is 100 percent vested after five years of credited service.

Upon enrollment in the Plan, a participant may direct contributions in any of six investment options: Stable Income, Baxter Common Stock, Composite, General Equity, S&P 500 Flagship and Daily EAFE. The Allegiance Common Stock fund was added in 1996 to allow participants to receive a stock dividend that consisted of one Allegiance Healthcare Corporation ("Allegiance") share for every five shares of Baxter stock owned as of September 26, 1996. Participants are not able to make contributions to this fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred. Plan investments, other than group annuity contracts, are stated at fair value determined as follows:

U.S. government and government      Value based on the last reported
agency issues                       sale price from a national security
                                    exchange on the valuation date

Corporate and other bonds           Value based on the last reported
                                    sale price from a national
                                    security exchange on the valuation date
Common stock:
 Traded on national exchanges       Value based on composite pricing of all
                                    national closing sales prices on the
                                    valuation date

 Traded on over-the-counter         Value based on last reported sale price
 market                             defaulting to bid quotations

Commingled investments              Value based on closing prices
                                    of the underlying securities on
                                    the valuation date

Group annuity contracts             Value based on cost plus accrued interest

Short term investments              Value based on cost which approximates fair
                                    value

Loan fund                           Participant note receivables are valued at
                                    cost which approximates fair value

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan's investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Amounts funded to insurance companies under various contracts are maintained in deposit accounts which are credited monthly with earnings on the underlying investments and charged for Plan withdrawals and expenses. These contracts are reported in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and expenses, because they are considered fully benefit responsive. The fair values at December 31, 1998 and 1997 approximate the contract values and the average yields and crediting interest rates were between 7%-8% for 1998 and 1997.

Employee contributions and employer matching contributions are recorded in the period in which they are withheld from employees and earned by participants, respectively.

Accounts receivable from or payable to broker consists of the net cash value of security trades with various brokers which settled after December 31, 1998 and December 31, 1997, respectively.

Concentration of Credit Risk
----------------------------

The Plan holds investments under contracts with insurance companies that subject the Plan to credit risk. The Plan does not generally require collateral for these contracts and does not anticipate a failure of the insurance companies to meet their obligations established under these contracts.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

NOTE 3 - ELIGIBILITY REQUIREMENTS
---------------------------------

Employees become eligible to participate in the Plan on the first month following one year of employment. Eligible employees are those who meet the following requirements:

      1. U.S. employees of Baxter or its subsidiaries which have adopted the Plan.

      2. U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan.

      3.   U.S. employees who are not leased employees.

NOTE 4 - ADMINISTRATION OF THE PLAN
-----------------------------------

State Street Bank and Trust Company serves as trustee for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

NOTE 5 - INVESTMENTS
--------------------

Investments representing five percent or more of the Plan's assets at December 31, 1998 and 1997 are summarized as follows:

                                                       December 31, 1998              December 31, 1997
                                                 ------------------------------   --------------------------
                                                     Fair                           Fair
                                                     Value            Cost          Value          Cost
                                                     -----            ----          -----          ----
Baxter Common Stock, 1,851,385 shares and
  2,087,404 shares at December 31, 1998 and
  and 1997, respectively                          $102,763,156    $ 59,022,248    $100,322,407   $59,136,931
S&P 500 Flagship                                   159,064,206     109,665,390      95,790,906    70,703,628
Bernstein Fixed Income Portfolio                    93,793,654      86,917,839      97,934,663    79,644,686
Loomis Fixed Income Portfolio                       89,893,957      89,553,168      82,834,265    81,817,235
PIMCO Fixed Income Portfolio                        73,856,387      59,135,990      60,236,428    49,751,369

Investments are segregated into various investment funds as follows:

                                                            December 31, 1998                       December 31, 1997
                                                    --------------------------------        ------------------------------
                                                          Fair                                    Fair
                                                          Value              Cost                 Value            Cost
                                                          -----              ----                 -----            ----
Stable Income Fund                                  $  466,123,932   $  460,361,548         $  404,488,157    $402,134,169
Baxter Common Stock Fund                               105,616,982       61,876,074            104,677,547      63,492,071
Composite Fund                                         268,351,193      230,757,574            243,606,216     200,529,634
General Equity Fund                                    236,311,924      188,856,984            233,623,263     178,538,875
Allegiance Stock Fund                                   28,413,284        1,308,030             12,191,737       1,109,093
S&P 500 Equity Index Fund                              159,302,407      109,903,591             95,842,245      70,703,628
International EAFE Equity Index Fund                    14,920,002       14,461,915             11,432,283      11,156,877
Loan Fund                                               27,912,005       27,912,005             29,059,790      29,059,790
                                                    --------------   --------------         --------------    ------------
                                                    $1,306,951,729   $1,095,437,721         $1,134,921,238    $956,724,137
                                                    ==============   ==============         ==============    ============

During 1998 and 1997, the change in unrealized appreciation of the investments was $31,181,022 and $44,762,843, respectively. Net realized gains on sale of investments during 1998 and 1997 were $103,723,825 and $89,383,277, respectively.

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

                                               Year ended December 31,
                                             --------------------------
                                                 1998          1997
                                                 ----          ----
U.S. government and government
 agency issues                               $  2,265,051   $  2,052,326
Corporate and other bonds                          80,135        288,455
Commingled investments                         33,778,594     19,808,151
Common stock                                   98,781,067    111,997,188
                                             ------------   ------------
                                             $134,904,847   $134,146,120
                                             ============   ============

NOTE 6 - TRANSFERS OF ASSETS
----------------------------

Included in total transfers from other plans in 1998, are net assets of $16,592,777 which were transferred from the BOC Group Incorporated Savings Investment Plan. Also during 1998, net assets of $4,714,265 were transferred into the Plan from the Somatogen Incorporated Custom 401k Plan.

During 1997, net assets of $19,990,353 were transferred from the PSICOR Inc. Retirement Savings Plan.

NOTE 7 - DISTRIBUTION PRIORITIES UPON TERMINATION OF THE PLAN
-------------------------------------------------------------

Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or beneficiaries.

NOTE 8 - TAX STATUS OF THE PLAN
-------------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated May 4, 1999 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.

NOTE 9 - RELATED PARTIES
------------------------

At December 31, 1998 and 1997, the Plan held units of participation in certain common/collective trust funds and short term investment funds of State Street Bank and Trust Company, the Plan Trustee, and held shares of common stock of Baxter, the Plan sponsor. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.


Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                                                           Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes                                Page 1 of 6
December 31, 1998

                   Identity of                         Description of               Cost of        Current
                     issue                               Investment                  asset          value
     --------------------------------           ---------------------------    ---------------    ------------
Cash & cash equivalents:

*    State Street Bank
     and Trust Co.                                 Short Term Inv. Fund            $66,850,176    $ 66,850,176
                                                                               ---------------    ------------

                                                                                   $66,850,176    $ 66,850,176
                                                                               ---------------    ------------
Common stocks:

     Aetna Inc                                     Common Stock                      4,872,659       6,250,007
     Airtouch Communications Inc                   Common Stock                      4,455,910       6,681,601
     Alcan Alum Ltd                                Common Stock                      3,272,906       3,328,555
     Allegheny Energy Inc                          Common Stock                      1,729,171       2,042,602
     Allegiance Corp.                              Common Stock                        844,475      27,949,729
     Allstate Corp                                 Common Stock                      2,107,905       3,903,478
     Ambac Finl Group Inc                          Common Stock                      2,261,618       3,816,536
     America Online Inc.                           Common Stock                        181,292         530,644
     American Elec Pwr Inc                         Common Stock                      4,564,829       5,180,505
     American Gen Corp                             Common Stock                      1,057,530       2,272,087
     American Grettings Corp                       Cl A                              2,225,464       2,807,227
     American Intl Group                           Common Stock                        491,859         564,839
     American Std Cos Inc Del                      Common Stock                      2,790,163       2,860,618
     Amp Inc                                       Common Stock                        771,786         804,698
     Arrow Electrs Inc                             Common Stock                      1,854,473       1,755,735
     Ashland Inc                                   Common Stock                      1,122,543       1,049,659
     Associates First Cap Corp                     Class A                           1,972,079       2,292,290
     AT + T Corp                                   Common Stock                      3,468,187       3,541,467
     Avnet Inc                                     Common Stock                      1,108,034       1,300,763
     Bank One Corp                                 Common Stock                      2,892,944       4,123,279
     Bankamerica Corp New                          Common Stock                      9,161,034       9,865,032
*    Baxter International Inc                      Common Stock                     59,022,248     102,763,156
     Borg Warner Automotive Inc                    Common Stock                      1,546,071       2,377,842
     Bristol Myers Squibb Co                       Common Stock                      3,151,996       4,401,674
     Brunswick Corp                                Common Stock                      1,487,993       2,991,700
     Cabot Corp                                    Common Stock                        242,064         274,035
     Calenergy Inc                                 Common Stock                      3,593,399       4,570,963
     Canadian Pac Ltd New                          Common Stock                      2,907,271       3,225,961
     Century Tel Enterprises Inc                   Common Stock                        904,353       3,009,535
     Champion Int'l Corp                           Common Stock                      4,208,333       3,266,067
     Chase Manhattan Corp New                      Common Stock                        791,475       2,245,614
     Chubb Corp                                    Common Stock                      2,720,289       3,400,291
     Cigna Corp                                    Common Stock                      2,526,785       8,134,995
     Cisco Sys Inc                                 Common Stock                      2,484,102       5,839,333
     Citigroup Inc                                 Common Stock                        434,129         350,667
     Citizens Utils Co Del                         Cl B                              1,411,249       1,352,936
     Colgate Palmolive Co                          Common Stock                        862,727         920,199
     Compaq Computer Corp                          Common Stock                        104,436         128,809
     Consolidated Papers Inc                       Common Stock                        967,940       1,076,249
     Crompton + Knowles                            Common Stock                      1,951,561       1,988,213
     CSX Corp                                      Common Stock                      8,091,389       6,607,075
     Dayton Hudson Corp.                           Common Stock                      2,566,659       3,139,031

*    Party-in-interest


Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                                                               Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes                                    Page 2 of 6
December 31, 1998

                   Identity of                         Description of                     Cost of            Current
                   issue                                Investment                        asset              value
   ----------------------------------   ----------------------------------------    ---------------    ---------------
     Dell Computer Corp                   Common Stock                                    4,231,737          7,099,090
     Delta Air Lines Inc                  Common Stock                                      370,369            381,257
     Dillards Inc                         CL A                                            1,048,259          1,040,209
     Dow Chem Co                          Common Stock                                    8,280,653          7,941,077
     Eastman Chemical Co                  Common Stock                                    2,914,998          2,020,527
     Eaton Corp                           Common Stock                                      958,415          1,078,565
     E M C Corp                           Common Stock                                    3,009,170          4,303,511
     Enron Corp                           Common Stock                                    2,493,035          3,335,691
     Federal Home Loan Mtg Corp           Common Stock                                    1,282,632          1,634,413
     Federal National Mtg Assn            Common Stock                                    2,556,588          7,529,831
     Federated Dept Stores Inc Del        Common Stock                                    2,258,003          2,758,016
     Fifth Third Bancorp                  Common Stock                                      469,852            544,051
     First UN Corp                        Common Stock                                    5,548,302          6,296,399
     Fluor Corp                           Common Stock                                      880,561            834,979
     FMC Corp                             Common Stock New                                  903,936            887,751
     Ford Motor Co Del                    Common Stock                                    2,649,692          7,291,657
     Foundational Health Sys Inc          Common Stock                                      715,403            356,720
     General Electric Co                  Common Stock                                      817,849          1,061,790
     Goodrich B F Co                      Common Stock                                      122,310            131,515
     Goodyear Tire and Rubber             Common Stock                                    5,589,583          4,860,587
     Hasbro Inc                           Common Stock                                    2,455,021          3,758,203
     HBO + CO                             Common Stock                                    2,211,027          2,325,033
     Home Depot Inc                       Common Stock                                    3,415,762          7,384,023
     IMS Health Inc.                      Common Stock                                    1,264,622          1,539,705
     Intel Corp                           Common Stock                                    2,839,911          3,841,299
     International Business Machs         Common Stock                                    2,391,446          7,029,084
     International Paper Co               Common Stock                                    4,278,644          3,793,441
     Kaufman & Broad Home Corp            Common Stock                                    1,384,151          3,133,384
     Kimberly Clark Corp                  Common Stock                                    2,958,684          3,374,890
     Kohls Corp.                          Common Stock                                    1,330,127          1,929,638
     Kroger Co.                           Common Stock                                      914,433            977,071
     Litton Inds Inc                      Common Stock                                    1,842,498          2,042,917
     Loews Corp                           Common Stock                                    3,896,459          5,353,999
     Lowes Cos Inc                        USDO.50                                         1,064,147          1,196,903
     Lubrizol Corp                        Common Stock                                    1,159,125          1,035,856
     Lucent Technologies Inc              Common Stock                                    1,533,406          2,168,847
     Lyondell Chemical Co                 Common Stock                                      926,569            602,799
     Magna International Inc              Common Stock                                    3,756,329          3,808,610
     Mallinckrodt Inc New                 Common Stock                                    2,375,573          2,472,834
     May Dept Stores Co                   Common Stock                                    1,858,330          2,093,670
     MBIA Inc                             Common Stock                                    3,760,755          5,528,001
     MBNA Corp                            Common Stock                                    5,059,577          5,299,846
     MCI Worldcom Inc                     Common Stock                                    2,141,682          2,914,666
     Mead Corp                            Common Stock                                      683,544            625,869
     Merck & Co Inc                       Common Stock                                    1,147,177          1,243,786
     Microsoft Corp                       Common Stock                                    2,546,022          3,696,346
     Millennium Chemicals Inc             Common Stock                                    1,238,391            736,481
     Minnesota Mng + Mfg Co               Common Stock                                    2,010,581          1,761,754
     Morgan Stanley Dean Witter           Common Stock New                                1,227,792          1,322,511
     Nalco Chemical Co                    Common Stock                                    1,271,133          1,154,684
     National Semiconductor Corp          Common Stock                                    1,684,191            703,562
     Nokia Corp                           Common Stock                                    4,463,587          8,555,866
     Northwest Airlines                   Class A                                         2,731,668          1,215,703
     Old Rep International Corp           Common Stock                                      374,860            857,160

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                                                                        Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes                                             Page 3 of 6
December 31, 1998


                Identity of                           Description of                             Cost of            Current
                  issue                                 Investment                                asset              value
   ------------------------------------------   ----------------------------------------    ---------------    ---------------
     Pacificare Health Systems                    Class B                                         1,701,070          1,857,981
     Parametric Technology Corp                   Common Stock                                    2,656,595          4,275,087
     Partnerre Ltd                                Common Stock                                    2,054,787          4,056,927
     Penney J C Inc                               Common Stock                                    5,902,674          5,747,468
     Pfizer Inc                                   Common Stock                                    4,102,143          5,468,436
     PG&E Corp                                    Common Stock                                    3,053,080          4,098,870
     Philip Morris Cos Inc                        Common Stock                                    3,737,904          7,198,411
     PMI Group Inc                                Common Stock                                    3,749,924          2,372,640
     Polaris Inds Inc                             Common Stock                                      552,418            861,953
     Progressive Corp Ohio                        Common Stock                                      647,831            855,860
     Puget Sound Energy Inc                       Rts call thru 1/25/01                           1,241,256          1,458,250
     Quantum Corp                                 Common Stock                                    1,518,904          1,732,774
     Republic Inds Inc                            Common Stock                                    6,362,452          4,077,362
     Republic NY Corp                             Common Stock                                    1,659,373          1,728,978
     Rite Aid Corp                                Common Stock                                    1,002,151          1,203,102
     RJR Nabisco Hldgs Corp                       Common Stock New                                1,817,377          1,810,472
     Ryder Sys Inc                                Common Stock                                      357,662            394,138
     Schering Plough Corp                         Common Stock                                    2,945,001          3,831,893
     Sears Roebuck & Co                           Common Stock                                    3,892,852          4,002,812
     Southwest Airlines Co                        Common Stock                                    2,180,412          4,590,686
     St. Paul Cos Inc                             Common Stock                                    4,288,687          4,427,707
     Sunoco Inc                                   Common Stock                                    2,716,930          2,572,595
     Sun Microsystems Inc                         Common Stock                                    1,085,455          1,145,295
     Sunamerica Inc.                              Common Stock                                      330,191            377,777
     Tech Data Corp                               Common Stock                                      504,020            486,529
     Tele Communications Inc New                  Com TCI Group Ser A                               166,778            219,213
     Tele Communications Inc New                  Com Liberty Media Group Ser A                   1,991,685          2,683,539
     Temple Inland Inc                            Common Stock                                      868,990          1,034,289
     Texas Instruments Inc                        Common Stock                                    1,458,811          3,857,251
     Texas Utils Co                               Common Stock                                    4,447,570          4,949,570
     Tricon Global Restaurants Inc                Common Stock                                    2,928,217          4,693,202
     Tyco Intl Ltd New                            Common Stock                                    4,373,801          6,001,861
     UAL Corp                                     Com Par 0.01                                    1,337,461            922,552
     Unicom Corp                                  Common Stock                                    2,216,305          2,506,410
     Union Camp Corp                              Common Stock                                    1,668,855          2,334,396
     Union Carbide Corp                           Common Stock                                    4,132,433          3,839,262
     United Technologies Corp                     Common Stock                                    1,401,550          1,680,881
     US Bancorp Del                               Common Stock                                    1,741,794          1,526,515
     Ust Inc                                      Com USDO.50                                     3,093,866          3,455,392
     V F Corp                                     Common Stock                                      624,434          1,291,128
     Valassis Communications Inc                  Common Stock                                    1,493,967          2,148,288
     Varian Assoc Inc                             Common Stock                                    2,116,934          1,433,505
     Wal Mart Stores Inc                          Common Stock                                    2,791,921          3,937,561
     Warner Lambert Co                            Common Stock                                      875,980            908,842
     Washington Mutual Inc                        Common Stock                                    2,411,158          2,137,351
     Weatherford Intl Inc New                     Common Stock                                    3,564,296          1,938,859
     Westvaco Corp                                Common Stock                                    2,073,683          1,609,878
     Whirlpool Corp                               Common Stock                                    2,233,931          2,578,663
                                                                                            ---------------    ---------------

                                                                                               $386,557,474       $540,174,187
                                                                                            ---------------    ---------------

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                                                                Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes                                     Page 4 of 6
December 31, 1998

                  Identity of             Description of                                         Cost of            Current
                  issue                   Investment                                              asset              value
   ----------------------------------   ----------------------------------------------         -----------    ---------------

Fixed income securities:
     American Airlines                    CL A 1 9.710 1/2/2007                                        446                513
     Americredit Autompbil                Red TR 1998 B NT CL A 4 6.06 12/12/2002                  599,898            607,500
     Associates Corp. North Amer.         SR NT 5.75 11/01/2003                                    349,864            353,140
     Associates Corp. North Amer.         SR NT 6.25 11/01/2008                                    698,145            724,864
     Avon Energy Partners Hlds            SR NT 144A 6.730 12/11/2002                              625,000            645,506
     BankAmerica Corp.                    SR NT 6.650 5/1/2001                                     707,770            719,082
     BankAmerica Manufactured HSG         SR/Sub Ctf Ser 97 2 CL A 6 6.470 4/10/2015             1,300,000          1,322,152
     BCH Cayman Is. LTD                   Guar Sub NT 6.50 2/15/2006                               694,365            704,809
     CIT RV TR                            1998 A asset bkd NT CL A 3  5.990 05/15/2009             724,890            734,425
     Columbia / HCA Healthcare Corp       Tranche SR 00014 6.870 9/15/2003                         543,923            529,447
     Contimorgage Home Equity             T 1998 1 passthru CTF CL A 3  6.22 1/15/2013             450,984            451,404
     Contimorgage Home Equity             Pass Thru CTF CL A 3  6.13 3/15/2013                   1,499,784          1,503,270
     Continental Airlines                 6.748 9/15/2018                                          700,000            755,090
     Continental Cablevision Inc          SR NT 8.30 5/15/2006                                     308,907            332,883
     EOP Oper Ltd Partnership             6.625 2/15/2005                                          799,134            784,184
     ERP Oper Ltd Partnership             Mandatory Par Put Remktd Sec 1.00 4/13/2015            1,153,320          1,134,774
     FED HM LN PC                         G50337 7.50 10/1/2000                                    290,164            287,050
     FED HM LN PC                         G50371 6.50 9/1/2001                                      91,338             92,348
     FED HM LN PC                         M90496 7.00 5/1/2002                                      49,697             49,921
     FED HM LN PC                         6.500 12/01/2008                                         275,902            276,931
     FED HM LN PC                         6.500 10/01/2008                                         155,535            155,062
     FED HM LN PC                         6.000 12/01/2028                                       1,222,805          1,222,415
     FED HM LN BKS                        5.125 9/15/2003                                          300,291            299,907
     Federal Home LN MTG Corp             Ser 2081 CL PC  6.25 10/15/2026                          787,844            807,500
     Federal Home LN MTG Multiclass       Ser 1831 CL 1831 PD 6.250 3/15/2011                      531,867            554,296
     Federal Home LN MTG PC GTD           Ser 1229 CL 1229 J 8.00 4/15/2007                        248,164            260,545
     Federal Home LN MTG PC GTD           Ser 1308 CL 1308 J 8.500 6/15/2007                       353,008            375,701
     Federal Nat'l Mtg Assn Remic         Remic TR 1992 47 CL J 8.00 2/25/2007                     246,475            255,233
     Federal Nat'l Mtg Assn Remic         Remic TR 1992 152 CL 152 M 7.750 8/25/2007               351,750            370,013
     Federal Nat'l Mtg Assn Remic         Remic TR 1993 47C 7.00 4/25/2008                         913,047            918,837
     Federal Nat'l Mtg Assn               Benchmark NT 5.75 6/15/2005                            2,487,300          2,581,250
     Felco Fdg II LLC                     98 1 Auto Lease Bkd NT 144A A A 5.97 10/15/2000          499,725            501,406
     Finova Cap Corp                      6.25  11/01/2002                                         996,170          1,001,818
     Firstplus Home Ln Owner              Asset Bkd NT CL A 4  6.80 3/10/2012                    1,008,750            999,375
     Firststar Bk. Milwaukee Nat'l        Tranche SR 00001 6.250 12/1/2002                         949,932            973,551
     FNBC 1993 A Pass thru TR             Pass thru Ctf Ser 1993 A 8.08 1/5/2018                   350,000            403,211
     FNMA Pool                            6.50 8/01/2028                                           476,612            481,998
     FNMA Pool                            8.50 1/1/2002                                                677                696
     FNMA Pool                            8.50 3/1/2002                                              5,083              5,214
     FNMA Pool                            8.50 4/1/2002                                              3,424              3,540
     FNMA Pool                            7.00 10/01/2012                                        1,985,510          1,984,599
     FNMA Pool                            6.00 12/01/2013                                        1,581,031          1,565,191
     FNMA Pool                            7.50 3/1/1999                                            198,840            196,284
     FNMA Pool                            7.00 8/1/2023                                                 12                 12
     FNMA Pool                            7.00 11/1/2027                                         1,122,000          1,122,000
     FNMA Pool                            6.00 4/01/2028                                         2,491,994          2,489,065
     FNMA Pool                            6.50 5/1/2024                                            383,262            402,885
     FNMA Pool                            7.00 7/01/2028                                           431,519            433,912
     FNMA Pool                            6.50 4/1/2011                                            334,119            339,342
     FNMA Pool                            6.00 8/01/2028                                         1,256,062          1,258,047
     FNMA Pool                            6.50 10/01/2028                                        1,095,126          1,095,126


Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                                                                      Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes                                          Page 5 of 6
December 31, 1998+A313

                 Identity of             Description of                                         Cost of            Current
                   issue                   Investment                                            asset              value
   ------------------------------       -----------------------------------------------     ---------------    ---------------
     FNMA Pool                           6.00 10/01/2013                                          2,014,369          2,006,704
     FNMA Pool                           6.00 12/01/2013                                          2,503,906          2,536,563
     Ford Motor Cr Co                    6.125 4/28/2003                                            598,854            612,774
     General Motors Accep Corp           5.875  1/22/2003                                           348,831            353,962
     GNMA Pool                           8.00 11/15/2026                                            893,609            894,143
     GNMA Pool                           7.50 3/15/2028                                           1,863,128          1,859,141
     GNMA Pool                           11.50 4/15/2013                                              1,372              1,520
     GNMA Pool                           9.00 11/15/2016                                            220,755            218,747
     GNMA Pool                           9.50 12/15/2021                                            137,414            136,424
     GNMA Pool                           7.00 4/15/2028                                             694,917            699,723
     GNMA Pool                           7.50 4/15.2027                                              86,814             90,161
     GNMA Pool                           8.00 11/15/2022                                            694,036            691,123
     GNMA Pool                           7.50 11/15/2027                                            692,475            693,001
     Goldman Sachs Group LP               144A 6.375 6/15/2000                                      607,278            606,654
     Green Tree Financial Corp.           1998 B Home Equity LN CLA 1 A 6.17 11/15/2029             649,898            651,625
     Green Tree Financial Corp.           Ser 1995 7 CL A5 6.950 10/15/2026                         349,863            354,921
     Gruma SA DE CV                       7.625 10/15/2007                                          499,160            438,750
     IMC Home Equity LN TR                Ser 1997 3 Pass thru Ctf CL 9A 7.08 8/20/2028             599,970            613,686
     International Business Machs         7.50 6/15/2013                                            299,684            310,404
     Intl Lease Fin Corp Mtn              Tranche TR 00437  5.78 3/01/2001                          794,576            806,448
     Jet Equip TR                         SR NT CL A 1995 B 144A 7.63 8/15/2012                     264,325            283,393
     La Quinta Inns Inc.                  SR NT 7.25 3/15/2004                                      268,604            247,107
     LCI International Inc.               SR NT 7.25 6/15/2007                                      498,795            506,260
     Lehman Bros Inc.                     SR Sub NT 1.00 12/15/2003                                 276,598            284,523
     Mariot Intl Inc                      NT Ser B  6.875 11/15/2005                              1,002,720          1,002,700
     Mashantucket Western Pequot          Taxable SPL REV BD SER A 144A 6.910 9/1/2012              500,000            533,680
     MBNA Master CR Card TR               SER 1993 3 Asset Backe CTF5.40 9/15/2000                   88,430             87,308
     Merrill Lynch + Co Inc               NT 6.375 10.15/2008                                       499,215            517,425
     Merry LD + Invt Inc                  7.25 6/15/2005                                            348,467            348,618
     Morgan Stanley Group Inc             Shelf 17 6.875 3/1/2007                                   348,744            369,562
     Peoples Bank Bridgeport CT           Sub NT 7.20 12/1/2006                                     348,789            329,767
     Premier Auto Tr                      Ser .97 3 CL.A5  6.340 1/6/2002                           277,686            279,813
     R B Falcon Corp                      SR NT Ser B  6.75 4/15/2005                               695,401            665,406
     Railcar TR NO                        NO 1992 1 TR NT 7.75 6/1/2004                                   0                  0
     Sea GCA Rlty. Partnership L P        NT 7.25 10/21/2007                                        548,570            503,173
     Simon Debartolo Group LP             NT 6.875 11/15/2006                                       348,817            341,653
     Southwest Airlines Co                DEB 7.375 3/1/2027                                        274,007            289,603
     Sprint Cap Corp                      6.125  11/15/2008                                         999,260          1,021,830
     Spintab AB                           Undated Sub NT Step up 144A 1.00 12/29/2049               399,360            391,948
     Standard CR Card Master TR I         SER 1993 CL 3 A 5.50 2/7/2000                             224,674            225,000
     Staples Inc.                         SR NT 7.125 8/15/2007                                     498,935            507,170
     Structured Asset Secs Corp.          Coml Mtg Pass thru Ctf 97 LL 6.790 6/12/2004              740,463            761,473
     Team Fleet Fing Corp                 1998 2 Rentl Car Nt 144A CL A 6.070 7/25/2002             849,936            847,078
     Texaco Cap Inc.                      GTDNT 7.09 2/1/2007                                       300,000            326,664
     Texas Utilities Co.                  SR NT SER A 144A 6.20 10/1/2002                           389,626            399,824
     Time Warner Entmt Co L P             SR Deb 8.375 3/15/2023                                    364,697            424,893
     Tyco Intl Group S A                  6.125 6/15/2001                                           799,515            807,704
     U.S. Treasury Bonds                  7.25PCT BND 15Aug22                                    12,867,392         14,313,935
     U.S. Treasury Notes                  6.5PCT 30April99                                        5,560,558          5,532,670
     U.S. Treasury Notes                  7.5PCT 15Feb05                                          3,435,633          3,617,055
     U.S. Treasury Notes                  5.625PCT 31Dec99                                          908,438            908,720
     USA Waste Svcs Inc.                  SR NT 7.00 10/1/2004                                      224,543            234,907
     Wells Fargo & Co.                    6.875 4/15/2003                                           273,171            288,846

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                                                                        Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes                                             Page 6 of 6
December 31, 1998

                  Identity of                                 Description of                         Cost of           Current
                    issue                                       Investment                            asset             value
     -------------------------------             --------------------------------------   -------------------    -------------
       World Finl Network CR Card TR             Adch Ser 96 CL A 6.70 2/15/2004                      274,484           283,336
       World Svgs & Ln Assn Oakland              Calif 9.90 7/1/2000                                  273,455           277,912
       Worldcom Inc GA                           6.40 8/15/2005                                       698,586           727,524
                                                                                           ------------------    --------------

                                                                                               $   85,854,264    $   88,132,272
                                                                                           ------------------    --------------


Common/collective trusts:

*      State Street Bank & Trust Co              S + P 500 Flagship fund                       $  109,665,390    $  159,064,206
*      State Street Bank & Trust Co              Daily EAFE fund                                   14,449,358        14,907,445
                                                                                           ------------------    --------------

                                                                                               $  124,114,748    $  173,971,651
                                                                                           ------------------    --------------

*      Participant loans                                                                       $   27,912,005    $   27,912,005
                                                                                           ------------------    --------------

Group annuities:

       Bernstein Fixed Income Portfolio          variable rate, open ended maturity                86,917,839        93,793,654
       Loomis Fixed Income Portfolio             variable rate, open ended maturity                89,553,168        89,893,957
       Brundage Fixed Income Portfolio           variable rate, open ended maturity                48,801,155        49,012,546
       Pimco Fixed Income Portfolio              variable rate, open ended maturity                59,135,990        73,856,387
       Standish Ayer Wood II                     variable rate, open ended maturity                40,855,197        42,417,843
       Met Life                                  7.510 6/30/1999                                   14,285,732        14,371,010
       New York Life                             7.510 6/30/1999                                    9,529,388         9,588,154
       Standish Ayer Wood                        variable rate, open ended maturity                55,070,585        59,692,900
                                                                                           ------------------    --------------
                                                                                                  404,149,054       432,626,451

       Bankers Trust                             Wrapper - open ended maturity                                       (2,709,798)
       Chase                                     Wrapper - open ended maturity                                       (4,306,187)
       Deutsche Bank                             Wrapper - open ended maturity                                      (15,699,027)
                                                                                           ------------------    --------------

                                                                                                  404,149,054       409,911,439
                                                                                           ------------------    --------------

                                                                                               $1,095,437,721    $1,306,951,729
                                                                                           ==================    ==============

*      Party-in-interest

                  Baxter International Inc. and Subsidiaries         Schedule II
                           Incentive Investment Plan
           Line 27d Form 5500 - Schedule of Reportable Transactions
                     For the year ended December 31, 1998

                  Description of asset
  Identity of     (include interest rate and       Number of         Purchase           Selling          Lease    Expense incurred
Party Involved    maturity in case of loan)      Transactions         Price              Price          Rental    with Transaction
--------------    --------------------------     ------------         -----              -----          ------    ----------------
State Street
Bank and Trust           Short Term
Company                  Investment Fund             765           $508,908,901        $          -     $  -         $   -

State Street
Bank and Trust           Short Term
Company                  Investment Fund             848           $          -        $472,616,185     $  -         $   -

                  Description of asset                             Current Value of
Identity of       (include interest rate and                           Asset on        Net Gain
Party Involved    maturity in case of loan)      Cost of asset     Transaction Date    or (Loss)
--------------    --------------------------     -------------     ----------------    ---------
State Street
Bank and Trust           Short Term
Company                  Investment Fund         $508,908,901      $508,908,901           $  -

State Street
Bank and Trust           Short Term
Company                  Investment Fund         $472,616,185      $472,616,185           $  -

                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                                     INCENTIVE INVESTMENT PLAN




Date: June 29, 1999                  By: /s/ Brian P. Anderson
                                         ----------------------------
                                         Brian P. Anderson
                                         Senior Vice President and
                                         Chief Financial Officer